                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          National Mercantile Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   636912107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Matthew B. Krush
                              Faegre & Benson LLP
                            2200 Wells Fargo Center
                              90 South 7th Street
                          Minneapolis, Minnesota 55402
                                 (612)766-7000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 31, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.636912107                                             Page 2 of 9 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Carl R. Pohlad, Trustee of the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91 as Amended
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    154,999
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    154,999
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.636912107                                             Page 3 of 9 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Eloise O. Pohlad, Trustee of the Revocable Trust of Eloise O. Pohlad Created U/A dated 6/28/91, as Amended
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    154,999
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    154,999
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.636912107                                             Page 4 of 9 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    James O. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,363
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,363
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,363
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.636912107                                             Page 5 of 9 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Robert C. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,364
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,364
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.636912107                                             Page 6 of 9 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    William M. Pohlad
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    387,364
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    387,364
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     387,364
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

         Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 16, 2001, as amended by Amendment Number 1 to Schedule 13D filed on December 12, 2001 and Amendment Number 2 to Schedule 13D filed on December 17, 2001 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Except as set forth below, none of the Reporting Persons has any plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

         Pursuant to a Series B Convertible Perpetual Preferred Stock Purchase Agreement dated as of December 14, 2001, by and among the Issuer and James O. Pohlad, Robert C. Pohlad and William M. Pohlad, the Issuer sold (i) 334 shares of its Series B Convertible Perpetual Preferred Stock (the "Series B Preferred") to James O. Pohlad, (ii) 333 shares of its Series B Preferred to Robert C. Pohlad and (iii) 333 shares of its Series B Preferred to William M. Pohlad for a purchase price of $1,000 per share in cash.

         The Series B Preferred is convertible into common stock of the Issuer upon the earlier of (i) June 30, 2005 and (ii) the following events: the execution of a definitive agreement relating to a merger, consolidation or reorganization of the Issuer with or into any other entity or entities in which the holders of the Issuer's capital stock receive cash, property or securities (other than securities issued by any party to the merger, consolidation or reorganization which result in the holders of the Issuer's voting capital stock prior to the merger, consolidation or reorganization holding not less than 66.67% of the voting power of the surviving entity), or the execution of a definitive agreement relating to any sale, transfer or other disposition of all or substantially all the Issuer's assets, or adoption of any plan or arrangement relating to dissolution or liquidation of the Issuer.

         Pursuant to a Stock Purchase Agreement dated as of July 31, 2002, by and among Wildwood Enterprises, Inc. Profit Sharing Plan and Trust ("Wildwood") and James O. Pohlad, Robert C. Pohlad and William M. Pohlad, Wildwood plans to sell (i) 16,814 shares of Preferred Stock to James O. Pohlad,
(ii) 16,813 shares of Preferred Stock to Robert C. Pohlad and (iii) 16,813 shares of Preferred Stock to William M. Pohlad for an aggregate purchase price of $750,000 payable in proportion to the number of shares purchased by each such Reporting Person. The closing of the purchase and sale of the shares of Preferred Stock is contingent upon (i) the buyers obtaining approval for the transaction from the appropriate bank regulatory agencies and (ii) the buyers obtaining the approval of the board of directors of the Issuer to the extent required by the Issuer's Articles of Incorporation or Bylaws. The closing of the purchase and sale of the shares of Preferred Stock will occur on the first business day following receipt of all necessary bank regulatory approvals and Issuer approvals.

         Pursuant to a Stock Purchase Agreement dated as of July 31, 2002, by and among Corporate Management Group Retirement Plan ("Corporate Management") and James O. Pohlad, Robert C. Pohlad and William M. Pohlad, Corporate Management plans to sell 10,000 shares of Common Stock to each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad for an aggregate purchase price of $220,900 payable in proportion to the number of shares purchased by each such Reporting Person. The closing of the purchase and sale of the shares of the Common Stock is contingent upon (i) the buyers obtaining approval for the transaction from the appropriate bank regulatory agencies and (ii) the buyers obtaining the approval of the board of directors of the Issuer to the extent required by the Issuer's Articles of Incorporation or Bylaws. The closing of the purchase and sale of the shares of Common Stock will occur on the first business day following receipt of all necessary bank regulatory approvals and Issuer approvals.

         Each of the Reporting Persons acquired the shares of Preferred Stock, Common Stock and Series B Preferred such Reporting Person presently owns (the "Mercantile Stock") for investment. While none of the Reporting Persons have any contract or agreement to purchase shares of Mercantile Stock from any person except as described in this Schedule 13D, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Mercantile Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to the Reporting Persons, and subject to applicable restrictions in the Issuer's Articles of Incorporation, a Reporting Person will take such actions with respect to such Reporting Person's investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as such Reporting Person deems appropriate in light of the circumstances existing from time to time. Each Reporting Person may, and reserves the right to, sell some or all holdings of Mercantile Stock in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.




                                                                          7 of 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding four new paragraphs following the last paragraph of Item 6 as follows:

         As further discussed in Item 4 above, pursuant to certain Stock Purchase Agreements dated as of July 31, 2002, certain of the Reporting
Persons may purchase an additional 50,440 shares of Preferred Stock in the aggregate and 30,000 shares of Common Stock in the aggregate in the event that such Reporting Persons (i) obtain approval for the transactions from the appropriate bank regulatory agencies and (ii) obtain the approval of the board of directors of the Issuer for the transactions to the extent required by the Issuer's Articles of Incorporation or Bylaws. The closing of these transactions will occur on the first business day following receipt of the necessary bank regulatory approvals and Issuer approvals for each such transaction.

         Pursuant to the terms of the Registration Rights Agreement dated June 30, 1997, between Wildwood and the Issuer, Wildwood has the right to request that the Issuer include the shares of Common Stock owned by Wildwood at the time of the request in any registration statement proposed to be filed by the Issuer for its own account and/or upon the request or for the account of any securityholder, subject to certain limitations with respect to the number of shares that may be included.

         Under the terms of the Private Purchase Agreement dated February 6, 1997, as amended, between Wildwood and the Issuer, except under certain circumstances, in the event the Issuer decides to issue and sell additional shares of any capital stock or any securities convertible into capital stock or other rights to subscribe for and purchase any capital stock of the Issuer, the Issuer shall first offer to sell to Wildwood, upon the same terms and conditions as the Issuer proposed to issue and sell such securities to others, Wildwood's pro rata share of such securities.

         Pursuant to the Stock Purchase Agreement by and among Wildwood and James O. Pohlad, Robert C. Pohlad and William M. Pohlad discussed in Item 4, Wildwood plans to assign these rights to James O. Pohlad, Robert C. Pohlad and William M. Pohlad at the closing of the sale of the shares of Preferred Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by adding two new paragraphs following the last paragraph of Item 7 as follows:

99.10 Stock Purchase Agreement dated as of July 31, 2002, by and among Wildwood Enterprises, Inc. and James O. Pohlad, Robert C. Pohlad and William M. Pohlad.

99.11 Stock Purchase Agreement dated as of July 31, 2002, by and among Corporate Management Group Retirement Plan and James O. Pohlad, Robert
         C. Pohlad and William M. Pohlad.

99.12 Private Purchase Agreement between the Issuer and Wildwood Enterprises, Inc. Profit Sharing Plan and Trust dated February 6, 1997, and as amended on April 30, 1997 (incorporated by reference to Exhibit 10.23 to the Issuer's Registration Statement on Form S-2, File No. 333-21455).



                                                                          8 of 9

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                   August 5, 2002                           /s/ Carl R. Pohlad
-----------------------------------------------------      ----------------------------------------------------------------
                        Date                                                           Signature

                                                           Carl R. Pohlad, Trustee of Revocable Trust of Carl R. Pohlad
                                                           Created U/A dated 6/28/91, as amended
                                                           ----------------------------------------------------------------
                                                                                      Name/Title




                                                            /s/ Eloise O. Pohlad
                                                           ----------------------------------------------------------------
                                                                                       Signature

                                                           Eloise O. Pohlad, Trustee of Revocable Trust of Eloise O. Pohlad
                                                           Created U/A dated 6/28/91, as amended
                                                           ----------------------------------------------------------------
                                                                                      Name/Title




                                                            /s/ James O. Pohlad
                                                           ----------------------------------------------------------------
                                                                                    James O. Pohlad




                                                            /s/ Robert C. Pohlad
                                                           ----------------------------------------------------------------
                                                                                   Robert C. Pohlad




                                                            /s/ William M. Pohlad
                                                           ----------------------------------------------------------------
                                                                                   William M. Pohlad









                                                                          9 of 9